KLOTHO NEUROSCIENCES, INC.

February 7, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Klotho Neurosciences, Inc.
Registration Statement on Form S-1, filed January 30, 2025
(File No. 333-284602) (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Klotho Neurosciences, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 p.m. ET on Monday, February 10, 2025, or as soon thereafter as is practicable, unless we or our outside counsel, Paul Goodman request by telephone that such Registration Statement be declared effective at some other time.

Please direct any questions regarding this filing to Paul Goodman, Esq at 917-596-0905.

Very truly yours,

By:	/s/ Joseph Sinkule
Name:	Joseph Sinkule
Title:	Chief Executive Officer